UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                                  FORM 6K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d -16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 1999

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada   R3J 3C7
                 (Address of principal executive offices)


1.        Material Change Report:  May 27, 1999





Indicate by check mark whether the Registrant files of will file annual reports under cover of Form 20-F of Form 40-F.
                         Form 20-F  X        Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.          Yes ___   No

                                 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1943 , the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Healthcare Manufacturing Corporation -- SEC No. 0-27998
                               (Registrant)

Date:      May 27, 1999
By::  /s/ Mac J. Shahsavar, President & CEO

May 27, 1999


B.C. Securities Commission
1100 - 865 Hornby Street
Vancouver, B.C.
V7Z 2H4

ATTN: Statutory Filing

RE: Material Change Report

Dear Sir/Madam,

Following  please  find  National  Healthcare  Manufacturing  Corporation's
Material
Change Report/Form 27 dated May 27, 1999.

Should you have any questions or need more information, please contact me at
(604) 689-8581.

Sincerely,

/s/Dexter Talwar

Dexter Talwar
Investor Relations


copy:     Manitoba Securities Commission
          U.S. Securities & Exchange Commission
          NASDAQ
          Standard & Poor's
          Maitland & Company

                                 FORM 27

                     SECURITIES ACT (BRITISH COLUMBIA)

        MATERIAL CHANGE REPORT UNDER SECTION 67 (1) (B) OF THE ACT



Item 1.   Reporting Issuer

          National Healthcare Manufacturing Corporation
          251 Saulteaux Crescent
          Winnipeg, Manitoba
          R3J 3C7

Item 2.   Date of Material Change

          May 6, 1999, May 27, 1999

Item 3.   Press Release

          News release and notice of dissemination were issued to the NASDAQ Stock Exchange on May 6/99, and May 27, 1999 and disseminated via Canada Newswire and PR Newswire.

Item 4.   Summary of Material Change

          On May 6, 1999, New York State Senator John R. (Randy) Kuhl, Jr. (R-C, Hammondsport) and Mr. Mac. J Shahsavar, President and CEO of National Healthcare Manufacturing Corporation jointly announced plans of National Healthcare to locate its US headquarters and custom packaging facility in Montour Falls, New York.

          On May 27, 1999, National Healthcare Manufacturing Corporation announced that in response to shareholder approval at the Company's Annual General Meeting held December 1, 1998 and in accordance with The NASDAQ Stock Market's minimum bid price listing requirements, it has declared a one for five reverse split of the Company's Class "A" common shares.

          On May 27, 1999, National Healthcare did mail through Pacific Corporate Trust Company, a copy of a shareholder letter of transmittal for registered shareholders to replace existing share certificates. (A copy of which is attached.)

Item 5.   Full Description of Material Change

          Please refer to the attached News Release of the Issuer dated May 6, 1999 and May 27, 1999


Item 6.   Reliance in Section 67(2) of the Act

          If the report is being filed on a confidential basis in reliance on Section 67(2) of the Act, state the reason for such reliance.


Item 7.   Omitted Information

          N/A

Item 8.   Senior Officer

          Mac J. Shahsavar, the CEO/President and a Director of the Issuer, is knowledgeable about the material change and this report and may be contacted at (204) 885 - 5555 for further information.


Item 9.   Statement of Senior Officer

                The foregoing accurately discloses the material change referred to herein.


Dated at Winnipeg, Manitoba, this 27th  day of May, 1999.


National Healthcare Manufacturing Corporation


Per: /s/ Mac Shahsavar
     Mac J. Shahsavar, P.Eng.
     President /CEO

FOR IMMEDIATE RELEASE                                        News Release
Contacts: National Healthcare
          Manufacturing Corp.                Dexter Talwar  (800) 883-8841
          Senator John R. Kuhl's Office      Jim Meddleton  (518) 455-2091
          SCOPED and Schuyler County, NY     Susan Payne    (607) 535-4341
          Empire State Development           Monty Engle    (212) 803-3721


NATIONAL HEALTHCARE TO INVEST $14 MILLION IN MONTOUR FALLS; SCHUYLER COUNTY
                           TO GAIN 190 NEW JOBS


May 6, 1999- New York State Senator John R. (Randy) Kuhl, Jr. (R-C, Hammondsport) and Mr. Mac. J Shahsavar, President and CEO of National Healthcare Manufacturing Corporation (NASDAQ: NHMC) jointly announced plans of National Healthcare to locate its US headquarters and custom packaging facility in Montour Falls, New York.

National Healthcare Manufacturing Corporation is an international firm with headquarters in Winnipeg, Canada. The company will locate its newest offices and assembly operations in the former Jamesway building located on Route 14 in Montour Falls. National Healthcare's plans are to assemble customized surgical kits at the Montour Falls facility.

National Healthcare President & CEO Mac Shahsavar stated, "We have focused our efforts on becoming a market leader in medical cost containment through both our automated assembly production process and revolutionary "Hub & Spoke" Logistics distribution system. National Healthcare has strongly positioned itself to bring millions of dollars in savings for hospitals and medical purchasing groups and is pleased to expand its US headquarters to Schuyler County in New York State. With the recent financial commitments from both Schuyler County and Empire State Development, National Healthcare fully intends to develop the world's most sophisticated automated robotic manufacturing facility by incorporating its state-of-the-art fourth generation mobile robotics. National Healthcare's Montour Falls facility will create 190 new jobs over the next three years and produce over 1000 items consisting of both basic and custom kits/trays, medical infection control products and disposable protective paper products."

Shahsavar added "Since National Healthcare's inception in 1992, New York State had always been considered a potential site for a manufacturing facility. While Winnipeg, MB was ultimately chosen for our first facility, NY State's positive business climate will benefit National Healthcare for our long-term growth strategy."

Senator   Kuhl   commented  that  "the  location  of  National   Healthcare
Manufacturing Corporation in Montour Falls is truly exciting and meaningful economic news for Schuyler County and our region.

"It has been my great privilege to have the opportunity to help secure state assistance for this important project. It is precisely the type of investment that New York State has made a priority over the past several years - an investment to help secure the long-term growth and strength of local economies and communities. The presence of a quality manufacturer like National Healthcare promises to produce quality benefits - job creation, increased revenues and all of the ensuring spin-offs from such a major manufacturing enterprise.

"Perhaps   most  importantly,  I'd  like  to  express  my  admiration   and
appreciation for the efforts of the Schuyler County Partnership for Economic Development that put together the economic package to bring National Healthcare to Schuyler County. It's a great victory in the highly competitive, international contest for jobs. We have secured a cornerstone in the region's economic future."

Mr. Tom Gifford, Chair of the Schuyler County Legislature, joined Senator Kuhl in welcoming National Healthcare to the area. "It isn't every day that a County has the opportunity to welcome a new company with such international recognition. We are extremely fortunate that thanks to the help of Senator Kuhl, Empire State Development, SCOPED, the Schuyler County IDA and the other seven members of the County Legislature, that we stand here today doing just that. National Healthcare's commitment to locating a facility in Schuyler County represents a tremendous effort on the part of both the public and private sectors, and moves us toward our goals of job creation in Schuyler County."

National Healthcare is eligible to receive grants totaling $800,000 for relocation and start-up costs. Of that amount, Empire State Development will award $400,000, Senator Kuhl has awarded $300,000 and SCOPED and the County $100,000. In addition, National Healthcare Company is eligible to receive $50,000 from Empire State Development for Training and between $1.8-2 million in Federal training grants through the regional Workforce
Development  Board.   SCOPED  will assist National  Healthcare  Company  in
securing an additional $1 million for training in the next two years.   The
Schuyler County Industrial Development Agency is participating with a property tax abatement and bonding package up to $10 million.

"This is a terrific day for Schuyler County," remarked Governor Pataki when he learned of the company's plans. "With National Healthcare's move, Schuyler County has just gained its second largest manufacturing employer and its first major economic development project in 30 years. This is more evidence that New York State's historic, ongoing economic renewal is providing jobs and opportunity for all New Yorkers, in all corners of the State."

Mr.  Terry  Horgan, Chair of the Schuyler County IDA, worked  closely  with
SCOPED in meeting National Healthcare's location needs. "The IDA is looking forward to a long-term relationship with National Healthcare, and we would like to wish them the best with their new US headquarters. The IDA is committed to working hard on behalf of the people and businesses of Schuyler County," said Mr. Horgan.

National  Healthcare  is being recognized as a market leader  committed  to reducing healthcare costs by providing efficient and cost effective alternatives to conventional products and services to healthcare providers. National Healthcare owns and operates the world's first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Through its wholly owned subsidiaries, National Healthcare manufactures and distributes personal care, anti-microbial and cellulose based paper products such as examination gowns to healthcare and homecare institutions throughout North America and Europe. Also, National Healthcare Logistics (a 50% subsidiary), is revolutionizing conventional medical distribution with its state of the art Hub & Spoke logistics systems.


  NASDAQ has neither approved or disapproved the information in this news release

                                        NEWS RELEASE

FOR RELEASE MAY 27,1999 AT 4:15 PM EDT  National Healthcare
                                        Manufacturing Corporation
                                        Investor Relations (800) 883-8841
                                        http://www.nationalhealthcare.com
                                        e-mail: ir@nationalhealthcare.com

                   NATIONAL HEALTHCARE CORPORATE UPDATE

WINNIPEG, MANITOBA (May 27, 1999).National Healthcare Manufacturing Corporation (NASDAQ: NHMC) announces that in response to shareholder approval at the Company's Annual General Meeting held December 1, 1998 and in accordance with The NASDAQ Stock Market's minimum bid price listing requirements, it has declared a one for five reverse split of the Company's Class "A" common shares. The record and effective date of the reverse split will be May 27, 1999. No fractional shares will be issued. National Healthcare will trade under the temporary symbol "NHMCD" for twenty trading days after the split and will have 3,366,293 shares issued and outstanding post split. National Healthcare shareholders may register their shares through the Company's Transfer Agent, Pacific Corporate Trust Company in Vancouver, BC under the new CUSIP# 635902208.

In addition, National Healthcare has appointed the accounting firm Grant Thornton as its corporate auditors effective April 30, 1999. Grant Thornton is a member of Grant Thornton International, one of the largest accounting and consulting organizations in the world. Grant Thornton replaces Arthur Andersen LLP which resigned on April 30, 1999.

National  Healthcare  is being recognized as a market leader  committed  to reducing healthcare costs by providing efficient and cost effective alternatives to conventional products and services to healthcare providers. National Healthcare owns and operates the world's first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Through its wholly owned subsidiaries, National Healthcare manufactures and distributes personal care, anti-microbial and cellulose based paper products such as examination gowns to healthcare and homecare institutions throughout North America and Europe. Also, National Healthcare Logistics (a 50% subsidiary), is revolutionizing conventional medical distribution with its state of the art Hub & Spoke logistics systems.

On Behalf of the Board,


Mac J. Shahsavar, P. Eng.
President & CEO

  NASDAQ has neither approved or disapproved the information in this news release

May 27, 1999

Dear Shareholder:

At a meeting of the shareholders of National Healthcare Manufacturing Corporation (the "Company") held on December 1, 1998, a reverse split of the Company?s issued share capital was approved. Each registered shareholder of the Company will receive one (1) post-reverse split Class "A" common share of the Company for every five (5) pre-reverse split Class "A" common shares of the Company surrendered. No fractional shares will be issued.

The reverse split was effected on May 27, 1999.

In order that you may obtain a new share certificate in the post-reverse split capital of the Company, we enclose a letter of transmittal. We strongly recommend that you review the letter of transmittal and the explanatory notes attached to it. Please complete the letter and forward it to the Company's registrar and transfer agent, PACIFIC CORPORATE TRUST COMPANY, Suite 830, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8, together with your old share certificate(s). Upon receipt of the letter of transmittal and your share certificate(s), the registrar and transfer agent will return to you a new share certificate in the post-reverse split capital of the Company. This certificate will indicate the number of shares you hold in the post-reverse split capital of the Company. No charge will be made by the registrar and transfer agent for the issuance of a new certificate replacing the one submitted. However, if you wish additional certificates, a charge for such additional certificates will be made.

There  will be no change in the Company?s name or its NASDAQ trading symbol
(NHMC); however, a ?D? will appear at the end of the Company?s trading symbol for a period of 20 days following the reverse split, in accordance with NASDAQ requirements.

As trading in the post-reverse split capital of the Company commenced effective May 27, 1999, we recommend that you forward the letter of transmittal and share certificate as soon as possible to Pacific Corporate Trust Company so that you will be in a position to trade your shares in the future without any delay.

Yours truly,



Mac J. Shahsavar,
President & Chief Executive Officer

         NATIONAL HEALTHCARE MANUFACTURING CORPORATION

                     LETTER OF TRANSMITTAL


To:       Pacific Corporate Trust Company
          Suite 830, 625 Howe Street
          Vancouver, British Columbia
          CANADA  V6C 3B8

Notification has been received that National Healthcare Manufacturing Corporation (the ?Company?) has effected a reverse split of its share capital on the basis of five (5) pre-reverse split Class ?A? common shares for every one (1) post-reverse split Class ?A? common share.

The undersigned, representing that he has full power and authority to do so, hereby delivers to you the following share certificate(s) representing Class ?A? common shares in the pre-reverse split capital stock of the
Company:

Certificate         Name in which            Number
Number              Registered               of Shares

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________


                         TOTAL SHARES:_______________________


The undersigned requests and authorizes you to issue one (1) post-reverse split Class ?A? common share of the Company for every five (5) pre-reverse split Class ?A? common shares of the Company the equivalent represented by the certificates delivered herewith, such share certificate(s) of the Company to be issued in EITHER:

     (a)  the same name as shown above, using the following address:


               ________________________________________________
               Street

               ________________________________________________
               City, Province/State

               ________________________________________________
               Postal/Zip Code

OR:  (b)  in the name shown below in this space:





               Christian Name and Surname

               ________________________________________________
               Street

               ________________________________________________
               City, Province/State

               ________________________________________________
               Postal/Zip Code


DATED this _____ day of _________________, 19______.



                              ____________________________________________
                              Signature of Shareholder*

     Signature   of  registered  shareholder  as  indicated  on   face   of
     certificate or authorized representative as agent with authority attached.

                  INSTRUCTIONS AND CONDITIONS

1.   Delivery of Certificates:

     The method of delivery of share certificates of the Company to Pacific Corporate Trust Company is at the option and risk of the holder, but if mail is available and used, registered mail is suggested. Delivery will be effected only when this letter of transmittal, the certificate(s) described therein and other necessary documents are actually received by Pacific Corporate Trust Company.

2.   Certificate(s) which must be Endorsed:

     If you request that certificate(s) be registered in the name or names other than the name shown on the face of the certificate(s) surrendered, such certificate(s) must be properly endorsed in the place provided on the back thereof and the signature must be guaranteed by a Canadian chartered bank or Medallion signature guaranteed by a bank or brokerage firm, or in some other manner satisfactory to Pacific Corporate Trust.

3.   Certificate(s) Not Endorsed:

     Certificate(s) need not be endorsed if the new certificate(s) is/are requested in the same name as that shown on the face of the certificate(s) surrendered.

4.   Charge for New Certificate(s):

     Each registered shareholder of the Company is entitled, without charge, to have issued to him/her one certificate in the post-reverse split capital of the Company for each certificate of the Company surrendered by him/her, whether or not the new certificate of the Company is to be issued in the same name as that shown on the certificate surrendered. However, a fee of $3.25 must be remitted for each additional certificate required.

5.   Fractional Shares:

     No fractional shares will be issued. Any resultant fractional shares in the pre-reverse-split capital of the Company less than one-half (?) shall be rounded down to the next closest whole number of Class ?A? common shares in the pre-reverse split capital of the Company and any resultant fractional shares in the post-reverse split capital of the Company equal to or greater than one-half (?) shall be rounded up to the next closest whole number of Class ?A? common shares in the post-reverse split capital of the Company upon the exchange of shares by each shareholder.

6.   Completion of Transmittal Letter:

     If you request that the certificate(s) be registered in a name or names other than as shown on the face of the certificates, it is necessary that the full name (no initials) of the party specified be given, together with a full address and postal/zip code.